Filed by Golub Capital Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Golub Capital Investment Corporation

Commission File No. 814-01128

On November 29, 2018, Golub Capital Investment Corporation (“GCIC”) held a conference call to discuss the transactions contemplated by the Agreement and Plan of Merger by and among Golub Capital BDC, Inc. (“GBDC”), GCIC, GC Advisors LLC and, for certain limited purposes, Golub Capital LLC as well as GCIC’s results for the fiscal fourth quarter of 2018 and fiscal year 2018. The following information was discussed during the call:

OPERATOR: Welcome to Golub Capital Investment Corporation's September 30, 2018 Quarterly Earnings Conference Call. Before we begin, I would like to take a moment to remind our listeners that remarks made during this call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts made during this call may constitute forward-looking statements and are not guarantees of future performance or results, and involve a number of risks and uncertainties. Actual results may differ materially from those in those forward-looking statements as a result of a number of factors including those described from time to time in Golub Capital Investment Corporation's filings with the Securities and Exchange Commission. As a reminder, this call is being recorded for replay purposes. I will now turn the call over to David Golub, Chief Executive Officer of Golub Capital Investment Corporation.

DAVID GOLUB: Thank you, operator. Hello everybody and thanks for joining us today. I'm joined by Ross Teune, our Chief Financial Officer; Gregory Robbins, Managing Director; and Jon Simmons, Director, here at Golub Capital. Yesterday afternoon we issued two investor presentations, an earnings press release for the quarter and fiscal year ended September 30, 2018 and an announcement that GCIC had entered into a merger agreement with Golub Capital BDC, or as I'm going to call it during this call, GBDC. We'll be referring to both presentations throughout the call today. Let me start with the merger announcement and then review results for the fiscal year end quarter. And we'll end with Q&A on both topics. If you shift to the investor presentation entitled Overview of Proposed Merger with Golub Capital BDC, I'm going to be referencing that for the next few minutes. You usually hear us talk about how we strive to be boring, but today's an exception. We're excited about and pleased to share details with you about GCIC's agreement, subject to shareholder approval, to merge with Golub Capital BDC. Before I start, please note that additional information regarding the proposed merger and the participants in the solicitation of proxies in connection with matters requiring stockholder approval will be available in the joint proxy statement that GBDC and GCIC intend to file with the SEC alongside the prospectus of GBDC. Stockholders are urged to read the joint proxy statement/prospectus when it's available, as well as all other documents that we file with the SEC. These filings are available free of charge at the SEC's website, sec.gov, and filings by GBDC will also be available at its website, golubcapitalbdc.com.

We believe the proposed merger is compelling for GCIC stockholders for seven reasons, and we've laid them out on Page 2 of the presentation. I'm going to briefly go through these seven reasons now, then provide some context, and then go back and talk about each of these reasons in more depth. First, based on the closing price of GBDC on November 26th, the fixed exchange ratio offers GCIC shareholders a 7.05% premium to GCIC's September 30th NAV per share. Second, because the transaction will be accretive to GBDC's NAV per share, we believe the transaction could drive appreciation of GBDC share price, and that in turn could deliver incremental value to GCIC stockholders upon closing of the merger. Third, we expect the scale of the combined GBDC-GCIC to deliver improved trading liquidity and broader research analyst coverage. Fourth, we expect the portfolio of the combined company to look a lot like standalone GCIC's in terms of diversification, asset type and credit characteristics. In fact, almost 95% of GCIC's investments at fair value as of September 30th overlap with those of GBDC. Fifth, we expect the combined company to have better access to the securitization market than either company on its own, giving the combined company greater opportunity to optimize its debt capital structure. As we'll discuss, this is particularly valuable in the context of the no-action letter relief that we received earlier this quarter. Sixth, we expect operational synergies from elimination of redundant expenses. And seventh, finally, GBDC's fee structure is more favorable for GCIC stockholders than GCIC's current post-liquidity event fee structure. I'm going to talk about each of these in more detail, but before I do that, let me provide some context for the board's evaluation of the proposed merger. If you flip to the next slide.

When GCIC commenced operations on December 31, 2014, we said that our plan was to build a diversified portfolio of first-lien senior secured middle market loans to deliver attractive returns while we ramp the portfolio over three or four years. And once ramped, to evaluate potential options for liquidity events, including a possible merger with GBDC. We believe we've executed this plan now successfully. As of September 30th, the company had an investment portfolio of over $1.6 billion. The portfolio is well-diversified by obligor and by industry, with over 180 investments and an average position size of less than 1%, and with a focus on industries we believe to be resilient. Over the course of ramp-up, the company has delivered attractive returns, with an average return on equity from commencement of operations through September 30th of 8.6%. This solid performance reflects strong credit results. The company has generated net realized and unrealized gains on investments for 12 out of 15 quarters since inception, and the portfolio today is performing quite well with over 90% of the underlying loans by dollar volume in one of our top two categories in our five-point internal performance rating scale. Several months ago, the company's directors concluded that the time was right to begin exploring potential liquidity event options. And since then, GCIC's board, along with its financial advisor and legal counsel, has gone through a careful, methodical process to evaluate options for the company. On Slide 4 you can see a framework that the board used in assessing options. It looked at an IPO, a listing, a merger with various parties including GBDC, and the status quo, and evaluated those options along three dimensions -- what value is created through the transaction, to what degree is there value that would be created through potential share price appreciation post the transaction, and what degree of liquidity would be provided. This process culminated in the board reaching the conclusion that a merger with GBDC was the best option for the company's shareholders.

Let me briefly describe the proposed transaction. The transaction is a stock-for-stock merger. Each GCIC stockholder is receiving a fixed 0.865 shares of GBDC per share of GCIC. The combined company will continue to trade under the ticker GBDC. GBDC's investment strategy, its financing strategy, its base management fee, its income incentive fee, its income incentive fee hurdle rate, all those stay the same. And as a reminder, that hurdle rate is more favorable to stockholders than GCIC's current 6% hurdle rate. A couple of notes about the merger. First, it's the GBDC board's present intention to increase GBDC's quarterly distribution to $0.33 per share after the closing of the merger, provided that the GBDC board reserves the right to revisit this intention if market conditions or GBDC's prospects meaningfully change. And second, a Golub Capital entity intends to purchase at least $40 million of GBDC shares after the merger closes. As for next steps, GBDC and GCIC expect to file a joint proxy in December 2018. The transaction is anticipated to close in the first half of 2019, subject to shareholder approval. With that background, let me shift now and provide more detail on the seven reasons I mentioned earlier why we think the merger is compelling. We flip now to Page 6 of the presentation.

First, we believe the immediate merger consideration represents an attractive 7.05% premium to GCIC's September 30th NAV per share. And that's based on the closing price of GBDC on November 26th. If you look at Slide 6, you can see that this premium is shown on Item A on the slide, which is used to determine the fixed exchange ratio of 0.865 shares of GBDC per share of GCIC. Why is the premium 7.05%? The independent directors of the boards of both GBDC and GCIC determined the exchange ratio. And they did it by taking into account advice from their independent financial and legal advisors, as well as their own work and analysis. The independent directors of each board considered a range of exchange ratios that they believe would be acceptable with respect to each company. The overlap of these acceptable ranges in terms of premium to GCIC's 9/30 NAV ranged from a 5% premium to a 7.5% premium. The independent directors of both boards considered the benefits of the transaction to each company and determined that an exchange ratio corresponding to a 6.25% premium to GCIC's September 30th NAV was fair to stockholders of each company, and that 6.25% premium was then adjusted to 7.05% to reflect the $0.12 per share special distribution declared by GBDC's board but not paid until after establishing the exchange ratio. KBW provided the GBDC board and UBS provided the GCIC board with fairness opinions with respect to the exchange ratio. We'll be providing additional color into the careful evaluation process used by the independent directors and their respective financial advisors on the determination of the exchange ratio when the joint proxy statement is filed in December. In addition to the immediate premium, we believe there's a potential for the value of the merger consideration to increase over time. The merger, as I mentioned, is accretive to GBDC's NAV and would result in NAV per share going up by approximately $0.59, based on the NAV per share of GBDC and GCIC as of September 30, 2018. If GBDC continues to trade at a 15% premium to its NAV, this would imply a stock price of $19.24, or incremental accretion-related value creation of $0.59. That's shown on Slide 6 as B. So, value creation per share including both A, the exchange ratio premium, and B, the potential increase in GBDC's share price from the NAV accretion, totals to 11%. Again this assumes no change to GBDC's price-to-book ratio of 15%, of 1.15, or 15% premium. Is our assumed 15% premium reasonable? If you look on Slide 7, I think the clear answer is yes. The 15% premium has been pretty consistent over the last three months, six months, one year, three years and five years, as you can see on this chart.

Why has GBDC consistently traded at a premium? We think the answer is performance. Over the last five years, GBDC has generated an average return on equity of 8.9%, consistent dividends, and a growing NAV per share. You can see this on Slide 8. GBDC has had strong credit results, including cumulative net realized and unrealized gains on investments since its IPO. You've heard me sometimes refer to this as a negative credit loss. GBDC has been ranked a top quartile BDC 29 out of the last 30 quarters by Wells Fargo. And analysts from KBW, Raymond James and B-of-A Merrill Lynch have independently commended GBDC for its high-quality assets, its low volatility of earnings, its low fees, and the quality of the Golub Capital platform. In addition to increasing GBDC's NAV per share, the transaction will add about $1.7 billion of assets to GBDC's portfolio. This would make the combined company the fourth largest externally managed publicly traded BDC in the market by assets, based on the fair value of the assets held by GBDC and GCIC as of September 30th. You can see this on Slide 9.

We believe the increased scale of the combined company is likely to deliver a number of advantages to current GCIC stockholders as future stockholders of GBDC. For example, we expect shares in the combined company will be more liquid than shares in standalone GBDC, and likely more liquid than shares of standalone GCIC if the company had pursued an IPO or a listing. Our analysis suggests that larger BDCs tend to have higher average daily trading volumes. And that greater liquidity gives existing stockholders greater flexibility to manage their investments, and it may attract new investors who want a more liquid vehicle than standalone GBDC. Our analysis also suggests that larger BDCs generally have broader coverage by equity research analysts and greater institutional ownership. We detail our analysis on Page 11. We believe these factors could help expand the potential stockholder base of the combined company and this could give post-merger GBDC either or both a higher valuation and greater flexibility to raise opportunistic capital on attractive terms.

Although GBDC will be substantially larger post-merger, we expect GCIC shareholders to notice very little change in terms of the investments they're exposed to. As of September 30th, over 94% of GCIC's investments at fair value overlap with those of GBDC. On Slide 12 you can see very little change in diversity by obligor on a pro forma basis as of September 30th. And on Slide 13, you can see that the mix by security type, by performance rating, and by industry, none of these will change materially. In addition, we believe the combined company will be well-positioned to improve its liquidity profile. The key change is that we expect the increased scale of the combined company to give it better access to the securitization market than either company would be able to obtain on its own. This is important because, now that we've received no-action relief from the SEC, we've cleared the path to use securitizations again. As many of you have heard me say before, we believe financing securitizations offer many advantages over traditional bank facilities, including lower rates, longer reinvestment periods, longer duration, and greater flexibility. We're looking forward to utilizing securitizations more even before a merger, but in the context of a merger, we think that the combined company, with its greater scale, will give us the capacity to have better access to the securitization market and a capacity to create an even more resilient and flexible balance sheet. We also expect the combined company to realize operating synergies from eliminating redundant professional services and other corporate expenses. You can see on Slide 15 that we estimate about $900,000 of annual cost savings, or about 9% of the combined company's G&A base. Finally, we believe the fee structure of GBDC is more attractive to GCIC stockholders than the company's existing terms. In particular, the hurdle rate for GBDC's income incentive fee is 8%, which is quite unusual amongst publicly traded BDCs today. And that compares to 6% for GCIC. A higher hurdle rate means that GBDC investors keep more of the combined company's earnings before the investment manager earns an income incentive fee. In general, we believe GBDC's fee structure, like GCIC's, is among the lowest and most stockholder-friendly in the industry.

To sum up, we believe the proposed merger with GBDC is compelling for GCIC stockholders. The proposed merger consideration values GCIC at a meaningful immediate premium to NAV as of September 30th. And we believe this premium could increase post-announcement because the transaction is NAV-accretive for GBDC. And the merger delivers other benefits, including a more favorable fee structure, greater scale, greater liquidity and access to GBDC's market-leading reputation. We'll come back at the end of the call and take questions about the merger. Let's now shift to earnings for the quarter and for the fiscal year ended September 30th. And to do this, I'm going to hand the microphone to my colleague, Jon Simmons.

JON SIMMONS: Thanks, David. For this portion of the call, we'll refer to the separate earnings presentation for the quarter ended September 30th. I'll start by talking about the 2018 fiscal year and then shift to the fiscal quarter. Let me start with a few highlights of GCIC's 2018 fiscal year. Our annualized quarterly return on equity averaged 9.2% for the year. Total investments at fair value increased 19.8%, from $1.4 billion to $1.67 billion at September 30th. Net income grew over 40%, from $13.4 million for the quarter ended September 30, 2017 to $18.8 million for the September 30 quarter of 2018. The increase was driven primarily by portfolio growth, strong credit results including net realized and unrealized gains on investments of about $0.06 a share, and rising LIBOR. Portfolio risk ratings have remained stable, and non-accrual investments represented only 0.3% of total investments at fair value at September 30th.

Now let's shift to the fourth fiscal quarter of 2018, and for that I'll move to Slide 3 of the presentation. Net increase in net assets from operations, or net income, for the September 30th quarter was $18.8 million, or $0.32 a share, resulting in annualized ROE of 8.4%. This compares to net income of $20.5 million, or $0.35 a share, for an annualized ROE of 9.5% for the prior quarter. Net investment income, or as we call it, income before credit losses, for the September 30th quarter was $21.3 million, or $0.37 a share, as compared to $19.4 million or, $0.33 a share for the June quarter. Excluding a $300,000 reversal in the accrual for the capital gains incentive fee under GAAP, net investment income for the September 30th quarter was $21 million or, $0.36 a share, versus $19.5 million or, $0.33 a share in the prior quarter. Consistent with other quarters, we provided NII per share excluding the GAAP capital gains incentive fee accrual or reversal, as we think this adjusted NII is a more meaningful measure of income before credit losses. Net realized and unrealized loss on investments of $2.5 million or, $0.05 a share for the September 30th quarter was the result of $1.2 million of net realized gains and $3.7 million of net unrealized depreciation. This compares to net realized and unrealized gains of $1.1 million or, $0.02 a share for the June quarter. New middle market investment commitments totaled just under $200 million for the quarter. Approximately 82% of new investments were one stops, 17% were traditional senior loans, and 1% were in equity co-investments. Overall, total investments in portfolio companies at fair value increased approximately 1.9% or $31.8 million during the quarter. Flipping to Slide 4, you can see in the table our net income of $0.32 a share, our NII before the reversal of the capital gains incentive fee accrual of $0.36 a share, our annualized quarterly ROE of 8.4%, and our NAV per share of $15 at September 30th. With that, I will turn it over to Ross to provide some additional portfolio highlights and discuss the results in more detail. Ross?

ROSS TEUNE: Great. Thanks, Jon. Slide 5 highlights our quarterly origination and net funds growth that Jon already discussed. Flipping to Slide 6, this slide shows that our overall portfolio mix by investment type has remained consistent quarter over quarter, with one-stop loans continuing to represent our largest investment category at 83%. Turning to Slide 7, the slide illustrates the fact that the portfolio remains well-diversified, invested and floating rate loans, and in defensively positioned, resilient industries. Turning to Slide 8, the weighted average rate of 8.1% on new investments this quarter was up from 7.6% in the previous quarter, due to an increase in the weighted average spread over LIBOR on new investments. The 50-basis-point increase in the weighted average rate on new investments was due to a few larger deals with high relative yields and not a general market move towards higher rates. Due to a few larger payoffs on existing loans with high relative rates, the weighted average rate and investments that paid off increased to 8.8%. As a reminder, the weighted average interest rate on new investments is based on the contractual interest rate at the time of funding. For variable rate loans, the contractual rate would be calculated using current LIBOR, spread-over LIBOR, and the impact of any LIBOR floor. Shifting to the graph on the right-hand side, this graph summarizes the investment portfolio spreads for the quarter. Looking first at the light-blue line, this line represents the income yield for the actual amount earned on the investments, including interest in fee income but excluding the amortization of discounts and upfront origination fees. The income yields remained steady at 8.8% for the quarter ended September 30th. The investment income yield or the dark-blue line, which includes the amortization of fees and discounts, increased by 10 basis points to 9.6% for the quarter ended September 30th due to higher discount amortization. Finally, the weighted average cost of debt, the teal line remained steady at 4.6% for the quarter ended September 30th. Flipping to Slide 9, overall credit quality of the portfolio remains strong with over 90% of our investments performing at or above expectations, and therefore classified with a risk rating of 5 or 4, our two highest credit quality rating categories. The number of non-accrual investments increased to four as two additional portfolio company investments were classified as non-accrual and one portfolio company investment was returned to earning status. The total fair value of non-accrual investments at September 30th was 0.3%. As a reminder, independent valuation firms value approximately 25% of our investments each quarter.

Reviewing a more detailed balance sheet and income statement on the following two slides. We ended the quarter with total investments at fair value at $1.67 billion, total cash and restricted cash of $38.5 million, and total assets of $1.72 billion. Total debt was $762.3 million. And our net asset value on a per-share basis was unchanged at $15 as we declared distributions equal to monthly GAAP net income. Our regulatory leverage ratio was 0.82x at September 30th, which is in line with our target. The statement of operations, on Slide 11, shows that total investment income for the quarter ended September 30th was $38.7 million, total net expenses were $17.4 million, net realized and unrealized losses were $2.5 million, and net income was $18.8 million or $0.32 per share. Turning to Slide 12, this slide provides some financial highlights for our investment in GCIC Senior Loan Fund. The annualized return for the quarter ended September 30th was 11.2%, compared to 10.2% for the quarter ended June 30th. The quarterly returns for the past two quarters were positively impacted from mark-to-market unrealized gains on middle market investments. Total investments at fair value at $134.1 million were down 17.3% from the prior quarter. Turning to Slide 13, we had restricted and unrestricted cash of $38.5 million. As of September 30th, we had total investor subscriptions of $1.1 billion, and contributed capital of $841.6 million. Subsequent to quarter-end, we issued two capital calls totaling 14% of investor commitments. This capital is being used to fund new investments. In regards to debt capital as of September 30th, we had $65.2 million of remaining debt commitments and $12.8 million of availability on a revolving credit facility with Wells Fargo, and $40 million of remaining debt commitments on a revolving credit facility with GC Advisors. Our $75 million revolving credit facility with SMBC was fully drawn. And on November 2nd we amended our revolving credit facility with Wells Fargo and increased the borrowing capacity to $550 million. The other material terms were unchanged. As summarized on the bottom of the slide, we're pleased to report that on September 16th we received a no-action relief letter from the SEC that will allow us to once again issue term debt securitizations. We sought this relief to ensure that we can engage in term debt securitizations under the regulatory framework of the 1940 Act and the risk retention rules mandated by Dodd-Frank. Due to the no-action letter, as publicized in an 8-K we filed on November 19th, we are working on completing a new term debt securitization, which we anticipate will price and close in the fourth calendar quarter. Slide 14 summarizes the terms of our debt facilities as of September 30th. Slides 15 and 16 summarize our distributions declared and paid through the quarter ended September 30th, as well as the timing of future distributions. Our current distribution policy remains to pay distributions at a periodic basis but with monthly record dates and amounts equal to monthly GAAP earnings. I'll now turn the call over to Gregory who'll provide some closing remarks.

GREGORY ROBBINS: Thank you, Ross. So to summarize, GCIC had another solid fiscal year in 2018, giving the company strong momentum for the next stage of its evolution, the proposed merger with GBDC. We believe the combined company sustains the characteristics that have made GCIC successful, and the merger offers GCIC stockholders numerous benefits, including consideration valued at a meaningful premium to NAV, an opportunity for additional value creation, a more favorable fee structure, greater scale, greater liquidity, and access to GBDC's market-leading reputation. As for our market outlook, we are hoping recent volatility in the equity market will translate into more favorable conditions in the credit market. Volatility is usually our friend. But we are not counting on it. We're planning on a continuation of the borrower-friendly conditions that have persisted for the last 2.5 years. Either way, our strategy remains to focus on investments that leverage what we believe to be the advantages of the Golub Capital platform, its sponsor relationships, incumbencies, reliability, market-leading scale, industry expertise, and breadth of financing solutions. Before we open the line up for questions, I wanted to proactively address a few additional topics about the proposed merger. First, we expect GCIC will continue to operate as though it is business as usual while the merger is pending. This means that we would expect GCIC to continue to issue additional capital calls from stockholders as the company needs more equity capital to fund new investments or for other purposes. Second, unfunded commitments of stockholders would remain outstanding until the earlier of their three-year anniversary or the closing of the potential merger with GBDC. And finally, we anticipate that many GCIC investors who represent a diverse group of roughly 90% institutional clients will remain long-term stockholders of GBDC. However, some of you may consider selling your GBDC holdings over time, which you are free to do upon the closing of the potential merger. We expect that, because the transaction will approximately double the market capitalization of GBDC and is expected to enhance its liquidity, some new stockholders will consider purchasing GBDC shares. We believe that a post-merger GBDC will have sufficient float to allow existing and new stockholders to manage their investments in GBDC effectively. And as David noted, a Golub Capital entity has indicated that it intends to purchase at least $40 million of GBDC shares after the closing of the merger. With that, I want to thank you for your time today and for your partnership. And operator, if you could please open the line up for questions.

OPERATOR: Thank you. Ladies and gentlemen, if you'd like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. And if you are using a speakerphone, please lift your handset before entering your request. Once again that's 1 4 to register for a question. One moment please for the first question. We have a question from Paul Platkin with Hillview Capital. Please go ahead.

PAUL PLATKIN: Yes, hi. So the ability of the transaction to be both accretive to GBDC as well as provide a premium to kind of the GCIC net asset value is really premised on GBDC trading at a premium currently 15% or 17%, to its net asset value. To the extent that over the next weeks or months, if the price were to fall, the benefits to GCIC shareholders would potentially evaporate. And I was just wondering if there's any protections or anticipated contingencies in the event that something like that were to occur.

DAVID GOLUB: Thanks for your question. I think your premise is right: because this is a fixed exchange ratio merger, there is symmetry. In other words, if GBDC share price goes up, that redounds to the benefit of GCIC investors; and if GBDC share price goes down, that reduces the consideration to GCIC shareholders. I suggest to you, there is a governing mechanism on the downside, a two-fold governing mechanism. The first element of it is a rule under the '40 Act that, in order for the merger to close, the consideration to GCIC shareholders has to have a fair value in excess of GCIC's NAV. So that's a closing condition. And the second element is that GCIC investors are not going to vote for the merger if they don't deem the consideration that's being offered to be appropriate. So we would anticipate, if GBDC's share price fell to some level, I don't know what the level would be, but fell to some level, that the merger would no longer be deemed to be attractive by GCIC shareholders and we would see that be reflected in the shareholder vote. Neither of those circumstances -- the idea that we're not going to hit the closing condition or we're going to see shareholders be unsupportive -- that's not my expectation. My expectation is the opposite. But I want to lay out all of the scenarios for you.

PAUL PLATKIN: Great. Thank you. I appreciate that.

OPERATOR: Once again if you'd like to register for a question, please press 1 4 on your telephone. We have a question from Mark Johnson with Cliffwater. Please go ahead.

MARK JOHNSON: Yes. Thanks, David, for the rundown. A question again about the merger agreement. I guess, thinking a bit about the options open to GCIC, you mentioned a listing or IPO as a possible one that the board explored. And given the negotiation with GBDC board, it looks like roughly half of the sort of expected benefits of the merger will be granted to the GBDC shareholders. And given the similarity of the two companies, I sort of wonder, to what extent the boards considered a listing wherein presumably GCIC would end up trading at a similar valuation, premium, whatever, to NAV as GBDC does, in which case all the benefits of that transaction of course would have accrued to the GCIC shareholders.

DAVID GOLUB: So let me start by pushing back on one of your premises and then I'll talk about the listing. So you described the transaction as one in which, I forget your words exactly, but I think you said more of the benefits of the transaction accrue to the GBDC shareholders relative to the GCIC shareholders. I'm not sure that's valid. I think if you look at the slide we went over about the merger consideration, the slide indicated that GCIC shareholders are receiving an approximately 11% premium when you add A and B to their NAV. The GBDC shareholders are getting a 3.7% accretion to NAV. So I'm not sure one can look at the 3.7% accretion to NAV and the 11% premium to NAV and describe that as one pie because it is a bit apples and oranges. But I certainly wouldn't describe it as being a situation where most of the benefits are going to GBDC. Second, in respect of your question, the board and the independent directors did look at a variety of different options, including an IPO and a listing. And among the factors that they looked at in assessing what an IPO or a listing would look like is recent trading experience of other firms that have undergone IPOs and listings. So you may be familiar with Bain’s BDC which recently went public. It struggled to go public at NAV and it traded down immediately after the public offering to about 90% of NAV. The entities that have gone the listing route include the Franklin Square entities. They've struggled since their initial listing to gain support from public markets, and currently trade at a very significant discount to NAV. Carlyle had an IPO and its BDC has traded badly. So there are very few examples of companies that have recently done IPOs or listings where the companies have seen their stock prices go out well or trade well after the listing or IPO. I think further that GCIC doing a listing or an IPO on its own would deal with its naturally being in a competitive position vis-à-vis GBDC. And the independent directors mentioned a number of times their concern about having two vehicles that were substantially similar in investment strategy, trading in the marketplace at the same time, and having investors inclined to trade off between the two vehicles. So, a wide variety of reasons, I'm just going through some of them off the top of my head, led the independent directors to the conclusion that neither the IPO nor the listing strategy was likely to create value for GCIC investors that was frankly close to the value that is offered in this merger.

MARK JOHNSON: Got it, thank you. That's very helpful. I guess just sort of a follow-on then. I think you mentioned that there'd be more details coming out when the proxy statement gets filed. So, question A would be, do you know when we should expect that proxy statement? And B, will that statement include copies of any materials from the financial advisors?

DAVID GOLUB: The proxy materials will come out in a couple of weeks. They'll initially be filed with the SEC. We would anticipate a review process with the SEC, and that the proxy materials wouldn't be finalized until sometime early in 2019. Our team is working with counsel right now in the preparation of the proxy materials, and I don't want to speculate on what's going to be in and not in the proxy materials. I don't mean to be evasive but these are very technical, legal and regulatory issues, and I don't know.

MARK JOHNSON: Understood. Thanks a lot.

OPERATOR: Once again if you'd like to register for a question, please press 1 4 on your telephone. And we have a question from John Kemmerer with Zeke Capital. Please go ahead.

JOHN KEMMERER: Hi guys, thanks. This relates to the quarterly review and the no-action letter. I'm just curious if you could explain sort of in layman's terms what's changed with - as a result of the no-action letter, how that affects the strategy.

DAVID GOLUB: Sure. So, to provide context on this, GCIC early in its life began to use securitization financing as one of the forms of debt financing on the right-hand side of the balance sheet, alongside bank financing. And several years ago, after GCIC's formation, the risk retention rules under Dodd Frank were codified and made effective. And when those were made effective, the combination of the risk retention rules and the Investment Company Act of 1940 created a kind of catch-22 for externally-managed BDCs. In doing a new securitization, an externally-managed BDC could be in compliance with either the '40 Act or the risk retention rules, but in our judgment, couldn't be in compliance with both at the same time. We did not think that was the intention of the drafters of the '40 Act or the drafters of the risk retention rules, so we approached the SEC and asked for guidance on the subject, and we were advised to seek what's called No Action Relief, which means a letter from the SEC that basically says, if you do this carefully circumscribed set of things, even though there may be an interpretation that such things are not in compliance with the '40 Act, that they won't take any action with respect to that non-compliance. So we sent a draft no-action letter which created a path for GCIC and other externally-managed BDCs to be able to go back to using securitizations, issuing securitizations. And it took us 2.5 years of discussions with the SEC. But we, in September, finally received our no-action letter. And with that letter, we can now, or GCIC, can now go back to issuing securitizations. The reason this is important is that, in our judgment, securitizations are preferable to bank facilities in many cases because they often have lower cost, longer duration, permit more flexibility and create diversification of sources of funding. So we're big fans of using securitizations. To just speak for a second about the cost savings, right now the cost savings of securitization financing versus bank financing is, in the neighborhood of 40, 50 basis points. This is a very meaningful degree of cost savings. So the translation of this for GCIC shareholders is it's a means of our improving GCIC's or the merged company's ROE.

JOHN KEMMERER: Got it. Thank you.

OPERATOR: And there are no further questions at this time.

DAVID GOLUB: Great. Well, I want to reiterate a comment Gregory made. We very much appreciate your participation in this call and your partnership. We know that there is a lot of information that we've provided to you in the last 24 hours. And we're eager to answer any questions that you may have that we did not address in this call. So, please feel free to reach out to Jon or Gregory or Ross or myself should you have any further questions. Thank you very much.

OPERATOR: Ladies and gentlemen, that concludes the call for today. We thank you for your participation and ask that you please disconnect your line.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GCIC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.